                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                                    Subject Company: Canal+ S.A.
                                                     Commission File No. 82-2270



                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
             THE SEAGRAM COMPANY LTD., VIVENDI S.A. AND CANAL+ S.A.
                                ON JUNE 20, 2000



                                  June 20, 2000


                 VIVENDI, SEAGRAM AND CANAL+ TO MERGE, CREATING
                FULLY INTEGRATED GLOBAL MEDIA AND COMMUNICATIONS
                    COMPANY FOR THE WIRED AND WIRELESS WORLD

--------------------------------------------------------------------------------

-     NEW COMPANY TO BE NAMED VIVENDI UNIVERSAL

- VIVENDI UNIVERSAL WILL DELIVER MOVIES, TELEVISION PROGRAMMING, MUSIC, SPORTS, GAMES, AND EDUCATIONAL AND PROFESSIONAL INFORMATION TO CONSUMERS ACROSS ALL DIGITAL AND ANALOG FORMATS GLOBALLY

- LEADING SATELLITE, TELEPHONY, INTERNET, SUBSCRIPTION TELEVISION AND PUBLISHING NETWORKS

-     WORLD'S LARGEST WIRELESS FOOTPRINT

- VIZZAVI WILL BE THE DEFAULT HOME PAGE FOR 80 MILLION POTENTIAL MOBILE AND INTERACTIVE TV CUSTOMERS

-     EQUITY VALUE AT US$34 BILLION; US$77.35 PER SEAGRAM SHARE

- COMBINED REVENUES OF APPROXIMATELY US$55 BILLION; APPROXIMATELY US$7.0 BILLION IN EBITDA

-     STRONG REVENUE PROSPECTS AND DOUBLE-DIGIT EBITDA GROWTH

- NEW COMPANY TO HAVE CLEAR FOCUS AND STRONG BALANCE SHEET FOLLOWING DISPOSITION OF NON-STRATEGIC ASSETS

--------------------------------------------------------------------------------

PARIS, FRANCE, MONTREAL, CANADA, AND NEW YORK, USA, JUNE 20, 2000 - Vivend (Paris Bourse: EX.FP), Canal+ (Paris Bourse: AN.FP) and The Seagram Company Ltd. (NYSE: VO) today announced a strategic business combination that will create Vivendi Universal, a leading global media and communications company for the wired and wireless world, combining compelling content across the world's most popular genres with an enormous customer and subscriber base in every access format.

Vivendi Universal will be ideally positioned to accelerate the worldwide growth of wired and wireless Internet access devices by providing proprietary, value-added content, e-services and e-commerce to customers anytime, anywhere. The combined company will bring content from the world's largest music company, second largest film library, major film production studio, second largest destination theme park company, and global leader in reference, consumer and PC-based software game publishing with Vizzavi, Vivendi's new multiple access portal, and the combined global distribution capabilities of Vivendi, Seagram and Canal+.

Vizzavi will be the default portal for 80 million mobile and interactive TV subscribers of Vivendi's 50-50 joint venture with Vodafone, and Canal+. Growth of the Vizzavi customer base will increase further with the infusion of content from the combined company covering global, local and personalized content drawn from all of the most popular entertainment and information formats.

At the same time, the growth prospects of the Company's core businesses will benefit from enhanced opportunities for cross-promotion, bundled service offerings, and advertising. Vivendi Universal will also be in a position to leverage its distribution capabilities in Europe and its expertise in creating wireless content and services, to forge new partnerships and exploit new opportunities as the growth of wireless services accelerates in North America and around the world.

The deal will be an all-stock swap valued at approximately US$34 billion, or US$77.35 per Seagram share, subject to a collar.

The new company will be headquartered in Paris with an additional corporate center in New York. The company will initially have combined revenues of US$55 billion, or 57.5 billion Euros. Vivendi Universal will be listed on the Paris, New York, and Toronto stock exchanges.

The merger will combine Vivendi's broad-based telecommunications assets - which include high-speed wireless transmission, fixed and wireless communications networks, Internet access service providers and both cable and satellite transmission networks - Universal's extensive music catalog and film and television libraries, as well as production and distribution capabilities through its Universal Music Group, Universal Studios, its stake in USA Networks, and Canal+'s leading film and broadcast and subscription television assets.


CEOS COMMENT ON GROWTH POTENTIAL OF VIVENDI UNIVERSAL

Jean-Marie Messier, chairman and chief executive officer of Vivendi, said: "The formation of Vivendi Universal creates a uniquely powerful growth platform. This is the first company to combine premier global and local content with next generation digital distribution. Together, we will have an enormous subscriber base across all of the most popular and fastest-growing communications networks and technologies. We will have premium branded global and local content in music, film, sports, education, games, theme parks and industry verticals like healthcare, education and recreation. And we will be able to offer our customers a powerful array of seamless and integrated services across multiple digital and analog formats. Each of these businesses has strong growth characteristics. Together, they create the opportunity to build something of extraordinary value to our customers and shareholders. I am very pleased to begin work with Edgar and his team on realizing our potential."

Edgar Bronfman, Jr., president and chief executive officer of Seagram, said:
"The formation of Vivendi Universal is both the beginning of a new era of opportunity and the culmination of Seagram's transformation into a leading force in the global media and entertainment industry. It gives birth to a new company with an exceptional portfolio of assets, including Vizzavi, which will be the default home page for 80 million mobile and interactive TV viewers. We have a clear vision for realizing the vast opportunity of leveraging our extraordinary distribution platforms to help meet global consumers' desires to access compelling, value-added content any time, anywhere across all media formats and connected devices. Finally, it creates a host of extraordinary opportunities for our people to extend our franchise into new markets, and recognizes the value that has been built in Seagram over the past 75 years."

Pierre Lescure, chairman and chief executive officer of Canal+, said: "Vivendi Universal is the creation of the most comprehensive global entertainment, information and services company anywhere in the world. It's an exciting opportunity for our staff, our customers, our subscribers and our shareholders. The strength of the assets in the Vivendi, Universal, Canal+ combination will enable us to be the leader in the greatest adventure of the 21st century: delivering entertainment, culture and information to an ever-increasing part of mankind. In the home, on TV or PC, and out of the home at the cinema, on a mobile, or on a PDA, our outstanding combination of creative and premium content can be delivered seamlessly to our customers and subscribers. I am thrilled that the new group management, staff, customers and shareholders can be a part of this exciting venture, mission and value creation process."

TERMS OF AGREEMENT

UNDER THE TERMS OF A DEFINITIVE MERGER AGREEMENT APPROVED UNANIMOUSLY BY ALL THREE COMPANIES' BOARDS OF DIRECTORS, SEAGRAM SHAREHOLDERS WILL RECEIVE FOR EACH COMMON SHARE OF SEAGRAM STOCK HELD, A NUMBER OF VIVENDI SHARES DESIGNED TO HAVE A VALUE OF US$77.35. THE NUMBER OF VIVENDI SHARES TO BE EXCHANGED FOR SEAGRAM SHARES WILL BE SUBJECT TO A COLLAR UNDER WHICH THE EXCHANGE RATE WILL BE FIXED AT 0.800 IF THE VIVENDI STOCK TRADES BELOW US$96.69 AND FIXED AT 0.622 IF THE VIVENDI STOCK TRADES ABOVE US$124.30. THE TRANSACTION IS DESIGNED TO BE TAX-FREE TO SEAGRAM SHAREHOLDERS IN BOTH THE U.S. AND CANADA.

In connection with the acquisition of substantially all the assets of Canal+ by Vivendi, shareholders will be receiving 2.0 Vivendi shares for each share of Canal+ held, as well as retaining an interest in the regulated businesses of Canal+, which will remain 51 percent publicly owned.

The Bronfman family, which owns 24 percent Seagram shares outstanding, has signed a binding commitment to vote its shares in favor of the transaction.

The agreement is subject to shareholder approval, listing of the Vivendi shares on the New York Stock Exchange, regulatory review and approvals in the European Union, United States and Canada, and customary closing conditions. The companies expect to circulate voting materials to shareholders in August and expect to close the transaction before year-end.


EXECUTIVE RESPONSIBILITIES AND BOARD COMPOSITION

Vivendi Universal will be led by Jean-Marie Messier as chairman and chief executive officer. Edgar Bronfman, Jr., will be vice chairman with responsibility for music and all Internet activities of the group. Eric Licoys, presently chief operating officer of Vivendi and chief executive officer of Havas, and Pierre Lescure, chief executive officer of Canal+, will become co-chief operating officers of the combined company.

The Vivendi Universal Board of Directors will initially total 20 members comprised of Vivendi's current 14 board members, Pierre Lescure, chairman and CEO of Canal+, and five new members from Seagram's board, including three Bronfman family members and two independent directors from the Company's existing board.

Vivendi Universal will create an integration committee consisting of the new company's executive committee - Jean-Marie Messier, Edgar Bronfman, Jr., Eric Licoys, Pierre Lescure, Phillipe Germond, and Vivendi Chief Financial Officer Guillaume Hannezo - and two operating executives from each division, totaling approximately 20 people. The committee will identify and implement all synergies, including cross-distribution, new marketing initiatives, new business models, new services and new products.

SCOPE OF VIVENDI UNIVERSAL:
STRATEGIC COMPLEMENT:  LOCAL AND GLOBAL CONTENT ACROSS MULTIPLE MEDIA

The combined content and distribution assets of Vivendi, Canal+ and Seagram will have global reach, linking Europe's most powerful wireless and wired footprint with the worldwide reach and enormous breadth of top-quality content.

   In MUSIC, the Internet is making it possible to significantly expand the recorded music market by offering an enhanced customer experience. The ability to sell more to segmented and targeted audiences - facilitating impulse and specialized buying, providing new opportunities for marketing and promotion, and selling enhanced products in new packaged formats with appropriate pricing -- requires a range of popular artists, both global and indigenous.

   Universal's Music Group is the world's #1 music company and has operations in 59 countries with leading market share worldwide. The company set a record in the history of the U.S. music industry when it achieved the largest ever single-week market share of current albums, 37.3 percent, for the week ended May 28, 2000. Universal Music & Video Distribution is the top distributor of albums in the U.S. And Universal Music's publishing unit owns 750,000 song copyrights, and has a top roster of musical artists, including Shania Twain (whose album "Come On Over" recently became the best selling album ever recorded by a female artist), Andrea Bocelli, Dr. Dre, Sheryl Crow, Sting, Enrique Iglesias, Jay-Z, Sisqo, Eiffel 65, DMX, George Strait, Blink 182 and U2. Key releases for the fourth quarter of 2000 include Bon Jovi, Eminem, No Doubt, Hanson and ERA 2. Together, the new company will house the world's leading music distribution network, Europe's largest mail order music/video club, and fast-growing online initiatives.

   In FILMED ENTERTAINMENT, the combination of Universal Pictures and Canal+ creates one of the largest film libraries in the world, with a total 9,000 films -- an enormous asset and source of steady cash flow as the demand for access to filmed content grows. The new company will have a secure supply of films for all of its distribution outlets as well as the ability to market and promote new films worldwide across a huge installed subscriber base. It will also own the only Europe-based studio with controlled distribution. Recent films from Universal include Gladiator, Erin Brokovich, The Green Mile, U-571, a co-production with Canal+, The Mummy, and American Pie.

   In RECREATION, Universal is one of the world's leading theme park operators with significant opportunities for cross-promotion and re-purposed content. Universal's Recreation Group operates Universal Studios Hollywood, Universal Studios Orlando, and Universal Studios Port Aventura in Barcelona, Spain. In April, the company doubled the size of CityWalk at Universal Studios Hollywood, adding over 30 new entertainment, dining and retail venues. Universal's expansion in Orlando has opened to rave reviews and Universal's new theme park in Osaka, Japan is on schedule to open in the Spring of 2001.

   In TELEVISION, Vivendi Universal will have a vertically integrated global television sales network and production operation with customers in more than 180 countries. Its library of 27,000 total television episodes includes such familiar programming as Magnum, P.I., Law and Order, Columbo and Alfred Hitchcock Presents, as well as the programming of 13eme Rue, Canalsatellite's most watched basic cable channel for the second year running. This library has enormous value for re-purposing in a variety of formats and as content for the company's vast array of networks. Additional Universal assets include Studio Universal, a thematic movie channel in key international territories. Vivendi Universal will have a 42 percent equity stake in USA Networks, which includes USA Network, Sci Fi Channel, Home Shopping Network, TicketMaster, Hotel Reservations Network, Gramercy Pictures and October Films.

   In PUBLISHING, Vivendi Universal will have the most desirable forms of content to feed the Internet demand for value-added, consumer and business-to-business information and entertainment. Havas, the #1 European publisher overall and #1 publisher of PC-based games in the US and #2 worldwide, also has strong positions in health, business and local information with a total of 5 million subscribers to its general literature and press. With all content digitized, the new Company will have enormous potential to create the strong verticals supported by community, chat and other e-services that drive consumer demand.

   In SPORTS, the demand for programming and information is booming as proliferating access formats feed the insatiable demand of sports fans everywhere. Vivendi Universal has extensive sports programming throughout Europe, including football, rugby, hockey, NBA basketball and boxing.

   In DISTRIBUTION, Vivendi holds a 44 percent interest in Cegetel, France's leading private telecommunications operator with operations in five other European countries. The company's total subscriber base is more than 13 million. Vivendi also holds a 25 percent stake in BskyB (British Sky Broadcasting). Canal+, in which Vivendi holds a 49 percent stake, is a leader in pay television and digital TV, with more than 14 million subscribers in 11 countries throughout Europe. Vivendi's alliance with

   Vodafone has 58 million subscribers throughout Europe. Vizzavi, the company's Internet Service Provider, has a potential customer base of more than 80 million total wireless and tv subscribers of Cegetel, Canal+ and Vodafone. It is a multi-access portal, and the world's largest wireless footprint, providing Internet access through Vivendi/Vodafone mobile customers.

DISPOSITION OF ASSETS

Seagram's Spirits, Wine and Beverages business includes key brands such as Chivas Regal, Crown Royal, Captain Morgan, Martell and ABSOLUT VODKA, owned by V&S Vin & Sprit AB. This business will be a non-strategic asset of Vivendi Universal. The company expects that the future of this world-leading group of businesses will be determined in way that maximizes value for shareholders and opportunities for employees.


COMPANY DESCRIPTIONS

VIVENDI: Vivendi is a major player in communications and the world leader in environmental services (water, waste management, energy and transportation.) Headquartered in Paris, Vivendi operates in over 100 countries with 260,000 employees. Vivendi's communications activities are Telecommunications (SFR mobile telephone; the "7" fixed line telephone), Internet (Vizzavi, multi access portal with an 80 million customer base and VivendiNet, Internet aggregation). Publishing and Multimedia (Havas and Havas Interactive) and Audiovisual activities with a 49 percent stake in Canal+. Web site:www.vivendi.com

SEAGRAM: The Seagram Company Ltd., headquartered in Montreal, operates in four global business segments: MUSIC, FILMED ENTERTAINMENT, RECREATION, and SPIRITS AND WINE. Universal Music Group, the world's largest recorded music company, produces and distributes recorded music throughout the world in all major genres, and it is engaged in music publishing. The Company's Filmed Entertainment business produces and distributes motion picture, television and home video products worldwide; operates and has ownership in a number of international cable channels; and engages in the licensing of merchandising rights and film property rights. The Recreation business operates theme parks. Other businesses include retail stores and the development of entertainment software. The Spirits and Wine business is engaged principally in the production and marketing of distilled spirits, wines, coolers, beers and mixers throughout more than 190 countries and territories. The Company's web site is located at www.seagram.com.

CANAL +: The Paris-based Canal+ group is the European leader in pay television, with an acknowledged know-how both in the release of pay programs

(premium channels and theme channels), in the distribution to the subscribing viewer (subscription management, viewer loyalty development) and in technological mastery (conditional access, interactivity, secured payment.)

The financial advisors on this transaction for the Vivendi Group were Lazard Freres, Seagram was advised by Goldman Sachs and Morgan Stanley Dean Witter, and Canal+ was advised by Merrill Lynch.


EXCEPT FOR HISTORICAL INFORMATION, ALL OTHER INFORMATION IN THIS RELEASE CONSISTS OF FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED, ANTICIPATED OR IMPLIED. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: THE RISK THAT THE VIVENDI, CANAL+'S AND SEAGRAM'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY; COSTS RELATED TO THE PROPOSED COMBINATION TRANSACTION; FAILURE OF THE VIVENDI, CANAL+ OR SEAGRAM'S STOCKHOLDERS TO APPROVE THE PROPOSED COMBINATION TRANSACTION; INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASE COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; AND AN INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS. NONE OF VIVENDI, CANAL+ AND SEAGRAM UNDERTAKES ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS.

THE PROPOSED COMBINATION TRANSACTION INVOLVING VIVENDI, CANAL+ AND SEAGRAM WILL BE SUBMITTED TO EACH COMPANY'S STOCKHOLDERS FOR THEIR CONSIDERATION. ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE TRANSACTION THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO STOCKHOLDERS. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED COMBINATION TRANSACTION. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT VIVENDI, CANAL+ AND SEAGRAM, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE FROM VIVENDI, CANAL+ AND SEAGRAM.

VIVENDI, CANAL+ AND SEAGRAM AND CERTAIN OTHER PERSONS NAMED BELOW MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF VIVENDI'S, CANAL+'S AND SEAGRAM' STOCKHOLDERS TO APPROVE THE TRANSACTION. THE PARTICIPANTS IN THIS SOLICITATION MAY INCLUDE THE DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI; THE

DIRECTORS AND EXECUTIVE OFFICERS OF CANAL+; AND THE DIRECTORS AND EXECUTIVE OFFICERS OF SEAGRAM AS LISTED IN SEAGRAM'S PROXY STATEMENT FOR ITS 1999 ANNUAL MEETING WHICH MAY BE OBTAINED WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV).

AS OF THE DATE OF THIS COMMUNICATION, NONE OF THE FOREGOING PARTICIPANTS INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 25% OF SEAGRAM' COMMON SHARES, OR IN THE AGGREGATE IN EXCESS OF 49% OF CANAL+'S COMMON STOCK (BENEFICIALLY HELD, DIRECTLY OR INDIRECTLY BY VIVENDI), OR IN THE AGGREGATE IN EXCESS OF 5% OF VIVENDI'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE, TO THE KNOWLEDGE OF VIVENDI, CANAL+ AND SEAGRAM, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF VIVENDI, CANAL+ AND SEAGRAM HAS ANY INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE IN VIVENDI, CANAL+ OR SEAGRAM.

FINANCIAL ADVISORS:

Vivendi group : Lazard Freres

Seagram: Goldman Sachs, Morgan Stanley Dean Witter

Canal+ : Merrill Lynch


CONTACTS:


PARIS:


VIVENDI
MEDIA RELATIONS:
Catherine Gros
011.33.1.71.71.17.11
INVESTOR RELATIONS:
Bruno Bernard
011.33.1.71.71.19.44

VIVENDI
Andrew Merrill - Abernathy MacGregor Group
212.371.5999

CANAL+
MEDIA RELATIONS:
Sylvie Ruggieri
011.33.1.44.25.16.75
Jean-Louis Erneux
011.33.1.44.25.75.81
INVESTOR RELATIONS:
Charlotte de Murard - 011.33.1.44.25.15.58

NEW YORK:

SEAGRAM
MEDIA RELATIONS:
Anita Larsen - 212.572.1118
INVESTOR RELATIONS:
Joseph Fitzgerald - 212.572.7282
Eileen McLaughlin - 212.572.8961


                                 *  * * * * *

  THE FOLLOWING IS A PRESENTATION PREPARED WITH RESPECT TO THE PROPOSED MERGER
           OF THE SEAGRAM COMPANY LTD., VIVENDI S.A. AND CANAL+ S.A.


[Vivendi Universal Logo]


                             THE PROPOSED MERGER OF
                           VIVENDI, CANAL+ AND SEAGRAM

                         Building a Global Communication
                                     Company

                                  20 June, 2000

[Vivendi Universal Logo]

                              Safe-Harbor Statement

This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increase competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.

[Vivendi Universal Logo]

                                Table of Contents


     I.    Proposed Transaction

     II.   Strategic Vision and Synergies

     III.  Management

     IV.   Price

     V.    A Financial Powerhouse

[Vivendi Universal Logo]

                                 The Transaction


                   [Seagram logo][Vivendi logo][Canal+ logo]

                            [Vivendi Universal logo]


         The first company to combine premier global and local content with next generation digital distribution


         => Broadest reach of customers (Vizzavi = 80 million subscribers)

         => Largest range of content:

               -    Music = no. 1 worldwide
               -    Films = among the top 3
               -    TV Programming and branding (no. 1 in Europe)
               -    Games = no. 1 worldwide in PC games
               - Publishing=strong position in medical (no. 3 worldwide) and education (no.6 worldwide)

[Vivendi Universal Logo]
                               Leader in Media...

     Music

     [Logo graphics of MCA, Phillips Broadway Catalog, Decca, Universal Music]

     Film

     [Logo graphics of StudioCanal and Universal]

     Telephone

     [Logo graphics of cegetel, SFR, and XFERA]

     Games

     [Logo graphics of Sierra and www.WON.net]

     Internet

     [Logo graphics of Vizzavi, @Viso and SCOOT]

     TV

     [Logo graphics of Canal+, CanalSatellite, Telepiu, and USAi]

     Publishing

     [Logo graphics of Kleio.fr, HARRAP, and HAVAS]

     Theme Park

     [Logo graphics of Universal Theme Parks]

                                                          . . . Fully Integrated

     >>  Global Content: Close to 100% control

     >>  Internet: 100% of VivendiNet and 50% of Vizzavi

     >> Majority (Cegetel ) or full (Canal+) control of access (TV, mobile) in Europe



    ====>    Allowing:

             >> bundling of commercial offers (Seagram, Canal+, Vizzavi)

             >> a much more responsive organization

[Vivendi Universal Logo]

                             I. Proposed Transaction

[Vivendi Universal Logo]

                                              I. Proposed Transaction

     > Vivendi / Seagram Exchange Ratio

       1 Seagram share  = 0.7 Vivendi share

                        = USD 77.35 per share



                            Reference          Implied premium

          Last quote
          13/06/00            USD 53              + 46%
          2000 average        USD 55              + 40%

          Premia in line with recent US transactions

[Vivendi Universal Logo]

                                           I. Proposed Transaction

     > Vivendi-Seagram transaction protected by a collar mechanism

          >> Exchange ratio adjustment in a collar of+/-12.5% around $110.5
             (20 day average up to closing)

          >> Beyond+/-12.5%, Seagram shareholders will participate in the upside / downside

[Vivendi Universal Logo]

                             I. Proposed Transaction

     >  A tax free transaction for all shareholders

          >> For Seagram U.S. shareholders, who will receive shares of Vivendi
             Universal

          >> For Seagram Canadian shareholders who elect to receive 30 year maturity exchangeables in Vivendi Universal issued by a Canadian spv + voting rights

          >> For Canal+ shareholders who will receive Vivendi Universal shares

[Vivendi Universal Logo]

                             I. Proposed Transaction

     >  Deal Protection

          >> Seagram Board has recommended the transaction and has committed to submitting it to its shareholders


          >> The Bronfman family representing approximately 25% of Seagram's share capital, have committed to vote their shares in favour of the transaction irrespective of the Board recommendation

          >> Seagram Board has granted Vivendi an option to subscribe to 19.9% of Seagram's share capital in case of a superior proposal that the Seagram Board would recommend

[Vivendi Universal Logo]

                                             I. Proposed Transaction

     >  Seagram shareholders' support

          >> Bronfman Family members will join the Board and are long term investors

          >> Philips supports the transaction and intends to develop strategic partnerships with the company

     >   NYSE Listing

          >> Vivendi Universal will be listed on the NYSE and Toronto in addition to Paris

[Vivendi Universal Logo]

                                          I. Proposed Transaction

     >  Concerning Canal+, Shareholders will own:

          >>   Vivendi Universal shares (2/1) as a result of the merger

          and

          >> Shares of the company editing the programs of the French premium channel (regulated activities), on a cost + fee basis (Fee = Eur50M pre-tax)

[Vivendi Universal Logo]

                                          I. Proposed Transaction

     > As a result, Canal+ as a 100% subsidiary of Vivendi Universal, will control all of Canal+ activities:


          >> 100% of the subscriber base in France
          >> International activities (Telepiu, Sogecable,...)
          >> Canal Satellite and all DTH platforms
          >> Canal+ Technologies
          >> Studio Canal, MTH
          >> Canal+ brand

4    > ...and Vivendi Universal regroups 100% of Vivendi Net and 50% of Vizzavi



     > ...and owns 49% of the editorial activities of the premium channel, which will remain publicly traded due to French regulations

[Vivendi Universal Logo]
                                           I. Proposed Transaction

     >   The transaction is subject to:

          >> Vivendi, Seagram, Canal+ shareholders approval in Extraordinary General Meetings (majority of 2/3 of the votes cast required)

          >>  Anti-trust approvals in E.U., USA and Canada

          >>  Foreign investment Canadian regulatory approval

          >>  Other customary closing conditions


     >    Timetable

          >> June 19th: Signature of merger agreements between Vivendi, Seagram and Canal+

          >> End of August: Circular sent to Seagram shareholders and Document E to Vivendi and Canal+ shareholders

          >> Sept / Nov: Shareholders Meetings (after satisfactory fulfilment of all conditions precedents in particular E.U. antitrust)

[Vivendi Universal Logo]

                                               I. Proposed Transaction


     >     Vivendi Universal to be listed in Paris, New York and Toronto


                Former                   Former                   Former
                Seagram                  Vivendi                  Canal+
                shareholders             shareholders             shareholders

                    \                      |     58.2%            /
             29.4%   \                     |                     /  12.4%
                      \                    |                    /


                            [Videndi Universal Logo]

[Vivendi Universal Logo]

                  II. Strategic Vision and Synergies

[Vivendi Universal Logo]

                                                II. Strategic Vision

                          DRIVING SUBSCRIBER GROWTH AND
                           BUILDING SHAREHOLDER VALUE
                             THROUGH CONVERGENCE OF
                      CONTENT, AGGREGATION AND DISTRIBUTION

[Vivendi Universal Logo]

                VIVENDI COMMUNICATION: DEVELOPING A GLOBAL PLAYER
                   AN OUTSTANDING VALUE CREATION TRACK RECORD

     (Eur bn)                             Investment          Market consensus

Canal+ (1985, 1997, 1999)                 3.3                 13.0

Havas: acquisition (1997/1998)            4.0                 10.0
       and refocusing

Havas Interactive: acquisition (1999),    0.8                 1.2 - 2.0
                   and restructuring

BSkyB: investment in 1999                 2.9                 9.0

Cegetel                                   0.5                 24.0

Internet: creation of VivendiNet (100%)   1.0                 15.0 - 25.0
          and Vizzavi (50%) in 2000


[Vivendi Universal Logo]

                              II. Strategic Vision


     > Vivendi Universal is a fully-integrated Communication group with a high cash flow generation capacity

          >>   Content activities: strong cash flow generation

          >> Access operators: strong cash flow generation and strong cash flow growth

[Vivendi Universal Logo]

                              II. Strategic Vision

     >  Vivendi Universal: A merger for the Convergence era

          >>   The 2nd generation of Internet will be broadband and multi Access

               -----------------------------------------------------------------
               USERS IN MILLION

                                             1999                   2005
                                       -----------------   ---------------------
               Digital TV                    15                       100
               WAP and 3G mobile              0                       300
               Internet PC                  140                       300
               Console Games                  0                        45
               -----------------------------------------------------------------

               SOURCE: Brokers Research

          >>   Content is a key differentiator:

               >> First: music, games, cartoons and local infomediaries

               >> Then, video

[Vivendi Universal Logo]

                              II. Strategic Vision

          >  The Music industry

               >> Universal is the leader in a $40bn worldwide business

               >> Music has strong economic fundamentals:

                    >> Excess cash flow
                    >> High ROI
                    >> Stable historical growth
                    >> Predictable profitability

[Vivendi Universal Logo]

                              II. Strategic Vision

          >   Music will be first to fulfill the promise of the Internet

               >> More outlets...

               >> Today music has a limited audience: 5% of the population buys
                  75% of the music

               >> Internet opens a fast two-way communication channel with an almost infinite number of outlets (PCs, mobile, iTV, consoles, PDAs,...)

          > Match the right music with the right consumer: personalization and interactivity

[Vivendi Universal Logo]

                              II. Strategic Vision

     > Music and the Internet: More revenues for record labels

          >> Sell more an enhanced product in various formats to a larger and better targeted audience


               >> Facilitate specialized buying: Back catalogue outlet & Single
                  CDs outlet, with differentiated pricing models (pay per play...)

               >> Facilitate impulse buying

               >> Lots of features can be added to the sheer track: photograph, reviews, biographies, video, lyrics
                   -  A real, personalized, music experience

          >> The labels will be able to interact with their consumers and as a result better satisfy them

          >>   It allows interaction between the artists and the consumers

[Vivendi Universal Logo]

                              II. Strategic Vision

     >  Music and the Internet: Better economics for record labels

          >>  Music online sale will:

               >> Reduce inventories >> Reduce "sending back" of products >> Cut manufacturing and distribution costs >> Margins enhanced by 10% to 25%
               >> Legal actions and technological progress are already
                  responding to piracy issues
               >> Music prices are and will remain set by record labels and price follows consumer value
               >> Legal IP protection: SDMI initiative
               >> Watermarking
               >> New pricing models: subscription, pay per play, etc...
               >> "Piracy is a cash business"

[Vivendi Universal Logo]

                              II. Strategic Vision

     > Vivendi / Vizzavi + UMG: the most compelling combination for Internet opportunities

          >>  UMG
               >> Copyrights to publishing catalogue of over 750,000 titles >> Operations in 59 countries.
               >>  26% market share in the US (200m CDS sold in 1999)

          >> In Europe, Vizzavi will be the default home page portal for 80m mobile and iTV consumers
          >> The combination of UMG's content and Vivendi/Canal+'s distribution will strongly enhance the market positions of the three groups

[Vivendi Universal Logo]

                              II. Strategic Vision


     > Portable storage equipment and digital playback devices will enable UMG and Vizzavi to launch numerous innovative offers:

          >> Wireless phone as a walkman...with chips initially, then wireless in 2 years, for music and characters
          >> Vizzavi's ISP and free streaming software, access to back catalog enclosed in universal CD, with bonustrack for profiled consumers
          >>  CD and DVD as stores at home
          >> First exclusive release on Vizzavi for some key Universal releases >> Cross promotion and loyalty systems within the whole Entertainment division of Vivendi / Seagram
          >> Extension of Jimmy Dougs' Farm Club in Europe with Canal+. Leverage UMG's Internet initiatives
          >> Personnalization of mobile rings with the UMG catalogue; music post cards
          >>  Etc.

[Vivendi Universal Logo]

                              II. Strategic Vision

     >  Filmed Entertainment

          >>  Short term

               >> Secure access to Universal movies for Canal+ European
                  platforms
               >> Marketing synergies Universal/Canal+ movies library
               >> Optimisation of distribution of movies in Europe
               >> Leverage Universal characters for Havas interactive games
                   => establish a console business

          >>  Medium term

               >> Leveraging the rapid rollout of broadband distribution
               >> Video downloading, e-movie => potential for Universal/Canal+
                  catalogue, no.1 worldwide

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (1)

     >  Revenue Synergies

          >>  Vizzavi:

               >> Attractive Universal content will speed up Vizzavi's
                  penetration in Europe
               >> Vizzavi will distribute Universal entertainment on the
                  Internet which should increase the portal's content and e-commerce ARPU
          >>   Universal will, in turn expand its market share in Europe

          >> Vivendi's access companies (SFR, Canal+) will benefit from enhanced market positions: more customers, higher customer loyalty and higher ARPUs

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (2)

     > Cost synergies: Target of more than Eur400m pretax pa

          >> Head Office: from 4 to 2 HQ
          >> Purchasing savings
          >> Logistics and distribution: rationalization of Havas/Canal+ and UMG distribution in Europe
          >> IT: savings as a result of the delayering of the structure

                     Proportionate EBITDA Synergies target:
                                +Eur600m in 2002

[Vivendi Universal Logo]

       II. Synergies: This powerful combination will significantly add value (3)

     > Management's incentives will be linked to this challenge

     > A detailed synergy Plan will be designed in the coming weeks, and will then be implemented under the supervision of the Integration Committee

[Vivendi Universal Logo]

                                 III. Management

[Vivendi Universal Logo]

                                 III. Management

Group organization

[Graphic illustration of ownership information of Vivendi Universal:

 Vivendi Universal

 Images (100%) - Pierre Lescure
 USAi (45%)
 Publishing (100%) - Eric Licoys
 Music (100%) - Doug Morris
 Telecom (Controlled) - Philippe Germond
 Internet (100%) - Philippe Germond

[Vivendi Universal Logo]

                                 III. Management



     >  Board

          >>  Vivendi's 14 existing members
          >> 5 new members from Seagram: 3 Bronfman Family representatives + 2 independents from existing Board
          >>  Pierre Lescure

     >  Executives

          >>  Jean-Marie Messier: Chairman of the Board and CEO
          >>  Edgar Bronfman Jr: Vice Chairman
          >>  Eric Licoys and Pierre Lescure: co-COOs
          >>  Reporting:
               >> Images, Publishing and Telecom will report directly to the
                  Chairman
               >> Music and Internet will report to the Vice Chairman then to the Chairman

[Vivendi Universal Logo]

                                 III. Management

     >  Executive Committee:

          >> Jean-Marie Messier, Edgar Bronfman, Eric Licoys, Pierre Lescure, Philippe Germond, Guillaume Hannezo (CFO)

     >  Integration Committee:

          >> Consists of Executive Committee, plus 2 operational executives from each division (total of about 20 people)

          >> Identify and implement all synergies: cross distribution, new marketing initiatives, new business models, new services, new products

[Vivendi Universal Logo]

                                   III. Other

     >  Other businesses

          >>  Vivendi Environment

               >> World leader in Environmental Services
               >> We continue the execution of the announced program
                    -     Henri Proglio Chairman of the Management Board
                    -     Vivendi Universal's stake will only be diluted through
                             strategic consolidation
               >> NAV < 10% of Vivendi Universal

[Vivendi Universal Logo]

                                   III. Other

     >> Spirits & Wine

          >> Worldwide leader, roster of brands
          >> Very profitable
          >> Non-core in Vivendi Universal
          >> Maximize shareholder value
          >> Value exceeds Seagram net financial debt ($6.5bn)

[Vivendi Universal Logo]

                                    IV. Price

[Vivendi Universal Logo]

                                    IV. Price


     >  Seagram Price Rationale:

          >> $77.35 / share - Total consideration of $33.8 bn

          >> Within the range of the sum-of-the-parts estimates and target prices consensus : $70 - $78

          >> Price consistent with a valuation of:

               >> non core assets at disposal price post tax >> public and private investments at current market price >> USA Networks at current market price >> recreation at $2bn based on market consensus >> films at $3-4bn based on market consensus >> music at $19bn
                    = EV/EBITDA consistent with TW/EMI and Seagram/Polygram
                      transactions
                    = DCF with circa 5% perpetuity growth rate

[Vivendi Universal Logo]

                                    IV. Price

     > Conclusion:

          >> Price reflects Seagram's stand-alone sum-of-the-parts consensus value

          >> Synergies will benefit to all shareholders of Vivendi Universal.

[Vivendi Universal Logo]

                                                                       IV. Price

Financial Impact of the Proposed Merger:
Dilution/Accretion Analysis

For a Vivendi Shareholder

--------------------------------------------------------------------------------
French GAAP                     After Merger               After Merger
                                  with Canal+               with Canal+ And
                                                               Seagram
--------------------------------------------------------------------------------
Prop. EBITDA/Share 2001 E          -12%                          4%
                   2002 E          -11%                          0%
EPS before         2001 E          -23%                         -8%
Goodwill           2002 E          -18%                         -3%
--------------------------------------------------------------------------------

     > EPS fully diluted under the Treasury share method > Base case: Vivendi post IPO of VE, 51.5% in Cegetel > No additional EPS dilution in 2002 if Spirits & Wines were disposed

               ===>     Dilution of EPS results only from Canal+ merger
               ===>     Seagram acquisition is earnings-enhancing

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

     > Focus on Communication: A good balance between a cash generative business
       (content) and investments (Access and Aggregation)


            Pro forma after merger

            ----------------------------------------------------------------
                                                                 2001 PF
                                                                 Revenues
                                                                 --------
                                                                  Eur Bn
                                                                 --------
               Content        Music                                   7.2
                              Movies/Recreation                       5.0
                              Publishing                              3.8

               Access         Canal+ Pay TV                           4.2
                              Telco                                   7.5

               Aggregation    Internet                                0.3
            ----------------------------------------------------------------
               Total                                                 28.0

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

     > What the group will look like

       Pro forma after merger

          --------------------------------------------------------------------
                                                               2000 PF
                                                           Net Asset Value
                                                     -------------------------
                                                       Eur Bn              %
                                                      -------             ---
          Access                                       60-72               44%
          Content                                      40-48               28%
          Aggregation                                  20-25               15%
          Environment                                  11-12                8%
          Cash & investment at parent                   7-8                 5%
          company
                                                      -------             ---
          Total                                       138-165             100%
          --------------------------------------------------------------------

          Source: Market consensus

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

     > Core Communication activities are debt free

                    ---------------------------------------------------------
                                                                 2000 PF
                                                                ------------
                                                                  Eur Bn
                                                                ------------
                    Vivendi Communication group net debt (1)         2.0
                    BSkyB exchangeable                              (1.4)
                                                                ------------
                                                                     0.6

                    Seagram's consolidated net debt                  6.8
                    Non core assets                                  >>
                                                                ------------

                    Combined proforma net debt                       <0
                                                                     -
                    ---------------------------------------------------------


                    (1) After IPO of V.E., acquisition of 7.5% of Cegetel, disposal of 55% of AOL France, and other marketable securities

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

     > Cash generation

     ------------------------------------------------------------------------
                                                                  2000 PF
                                                                  --------
                                                                    Eur Bn
                                                                  --------
     Consolidated net debt of Vivendi                               (2.2)
          Universal Communications
     - Debt located in businesses                                    4.2
                                                                     ---
     = Parent Company Cash                                           2.0
     + convertible bonds                                             3.7


     Estimated net cash flow(1)
          2001                                                      +0.7
          2002                                                      +2.6
     ------------------------------------------------------------------------


        (1) Disposals and UMTS excluded (UMTS funded by BSkyB exchangeables) After interests and dividends

[Vivendi Universal Logo]

                            V. A Financial Powerhouse

     > UMTS developments costs easily financed


          --------------------------------------------------------------------
                                                       2001           2002
                                                    ------          -------
                                                    Eur Bn           Eur Bn
                                                    ------           ------
          Incremental Capex in France (100%)           0.0            0.4

          Capex in Spain (25%)                         0.3            0.3

          --------------------------------------------------------------------


          Note: Group share of up-front French licensee fee is covered by BSkyB exchangeables

[Vivendi Universal Logo]

                            V. A Financial Powerhouse


             Summary

[Vivendi Universal Logo]

                               Vivendi Universal:
                              a Communication Group


        > Multi-access, multi content
        > Global leader on its markets
        > Focused on Convergence
        > Cash positive balance sheet
        > Positive cash flow

        Able to:

        > Generate significant synergies
        > Pursue future growth opportunities

      ===> Should be valued above sum-of-the-parts

[Vivendi Universal Logo]


Vivendi Universal will offer consumers music, sports, film, television, published information, education, and interactive games across Satellite, TV, fixed wire and wireless telephony, and Internet access via any device, at any time, in any place

[Vivendi Universal Logo]



         Appendices

[Vivendi Universal Logo]                                      Seagram Overview


                                    SEAGRAM
                                    -------

Music
-----
*    Over 20 labels (MCA, Geffen, Mercury, Philips, Deutsche Gramophon...)
*    Copyrights to publishing catalogue of over 750,000 titles
*    Operations in 59 countries
*    Market share:
     - Global: 24%
     - USA: 26%
     - France: 34%
     - Japan: 12%
*    Acquired Polygram for $10.6 billion in 1998
*    Online initiatives with Real Networks and BMG


Universal Pictures
------------------
* Library of 4,000 feature films and over 24,000 TV episodes * Recent successes include AMERICAN PIE, THE MUMMY, SHAKESPEARE IN LOVE, and NOTTING HILL
*    #3 studio in 1999 in the USA(1)
* International TV production and distribution * Also owns 26% of Lowes Cineplex and 49% of United Cinemas


Recreation
----------
*    Over 21 million visitors world-wide
*    Universal Studios Theme Parks
     - Hollywood (100%)
     - Orlando, Florida (50%)
*    50% of Islands of Adventure in Orlando
*    37% of Port Aventura in Spain
*    24% of Universal Studios Japan
* 100% of Wet'n Wild Orlando, highest attended U.S. water park (over 1 million visitors annually)
*    Interactive games division
*    Spencer Gifts (630 retail gift stores in North America)


USAi
----
*    45% of USAi on a diluted basis(2)
* USAi assets include USA Network, Sci Fi Channel, Home Shopping Network, Ticket Master, Grammercy Pictures, October Films
* 51.7% of Ticket master-City Search online provider of local content and commerce

Spirits & Wines
---------------
*    Major brands include Seagram, Captain Morgan, Chivas Regal and Crown Royal
* Wines include Sterling Vineyards, California wines and Sandeman Portos and Sherries
*    Presence in over 190 countries
*    Market shares:
     - North America: 22%
     - Asia/Pacific: 16%
     - Western Europe: 5%



(1)  Based on domestic box office results

(2) Rights to gain control overtime and upon relaxation of FFC rules; limited transfer rights

[Vivendi Universal Logo]                                        Seagram Overview


-------------------------------------------------------------------------------------------------
Fiscal Year Ended June 30                     1998 PF                            1999 PF
                                      -------------------------          ------------------------
                                      ($ million)     As a % of          ($ million)    As a % of
                                                        total                             total
                                      -----------     ---------          -----------    ---------
REVENUE
     Music                              6,108            42%               6,336              41%
     Filmed Entertainment               3,259            22%               3,378              22%
     Recreation & Other                   695             5%                 818               5%
     Spirits & Wine                     4,525            31%               4,812              31%
     TOTAL                             14,587           100%              15,344             100%

EBITDA
     Music                                708            46%                 861              58%
     Filmed Entertainment                 105             7%               (200)             -14%
     Recreation & Other                    99             6%                 133               9%
     Spirits & Wine                       643            41%                 684              46%
     TOTAL PRE-CORPORATE                1,555           100%               1,478             100%
     Corporate                          (113)                              (100)
EBITDA POST-CORPORATE                   1,442                              1,378
     MARGIN                              9.9%                               9.0%

EBIT POST-CORPORATE                       274                                281
     MARGIN                              1.9%                               1.8%

NET INCOME (FROM CONTINUING OPS)          447                              (208)
-------------------------------------------------------------------------------------------------

Note: Revenue, EBITDA and EBIT exclude income from unconsolidated companies, including Seagram's stake in USA Networks, Universal Studio Florida properties, Universal Studios Japan, SEGA Gameworks, United Cinemas Int'l Multiplex and Loews Cineplex. Revenue, EBITDA and EBIT excludes losses from Universal's international channel operations (100% owned). 1998 and 1999 statements have been presented on a pro forma basis to account for the acquisition of Polygram, the disposition of Tropicana and the USA transactions. 1999 Spirits and Wine figures are pro forma for the sale of champagne business, which was sold in June 1999.

[Vivendi Universal Logo]


                             THE PROPOSED MERGER OF
                           VIVENDI, CANAL+ AND SEAGRAM

                         Building a Global Communication
                                     Company

                                  20 June, 2000